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                             May 10, 2023

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 12 to
Registration Statement on Form F-1
                                                            Filed April 26,
2023
                                                            File No. 333-262412

       Dear Mingfei Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

       Amendment No. 12 to Registration Statement on Form F-1 Filed April 26,
2023

       General

   1. We note your response to prior comment 1 and reissue our comment in part. You disclose on your cover page and
elsewhere in your prospectus that "as of the date of this
                                                        prospectus, we have not
submitted our recording materials to the CSRC." Please further revise to state whether
you and the relevant parties to this transaction have complied with your obligations under
the Trial Measures.
 Mingfei Liu
FirstName  LastNameMingfei Liu
U-BX Technology  Ltd.
Comapany
May        NameU-BX Technology Ltd.
     10, 2023
May 10,
Page 2 2023 Page 2
FirstName LastName
2. We note your response to prior comment 1 and your revised disclosure stating that you must submit a "filing application with the CSRC" and "shall complete the filing with the
         CSRC in accordance with the Trial Measures before this offering." Your revised disclosure on pages 17 and 110 and prior disclosures on page 16 state that "[w]e believe
         the CSRC   s approval is not required for the offering and trading of our ordinary shares"
         and "[a]s of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for this offering." Please revise to clarify these statements in light of your disclosure describing your obligation to submit and complete the filing application requirement set forth in the Trial Measures or advise.
3. You state on page 17 of your registration statement that "[a]s of the date of this prospectus, the Draft Rules Regarding Overseas Listings have not been promulgated, and we are not required to obtain permission or approval from the government of China for any offering pursuant to this prospectus." On page 38 you explain that the Draft Rules
         Regarding Overseas Listings "stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market." Throughout your registration statement, please revise your discussions of the "Draft Rules" to the extent that these rules have been superseded or replaced by the "Trial Measures."
Exhibits

4. Please obtain and file a revised legal opinion that clearly opines on the legality of the shares of common stock underlying the underwriters' warrants, which are being included in your registration statement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      William S. Rosenstadt